UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in This Report on Form 6-K

On December 16, 2024, NaaS Technology Inc. entered into a Share Subscription Facility Agreement (the “SSFA”) with TopLiquidity Management Limited, a limited liability company incorporated in the British Virgin Islands (“TopLiquidity”). In accordance with terms of the SSFA, the Company may request draw down with an initially agreed amount that corresponds to up to 2,400,000 ADSs of the Company, which can be increased to an amount that corresponds to up to 4,800,000 ADSs of the Company at TopLiquidity’s election (the “Total Commitment”), pursuant to the adjustment mechanism set forth in the SSFA. Subject to terms, conditions and adjustments as set forth in the SSFA, the Company has the right to issue to TopLiquidity at a time and amount at its sole discretion, and TopLiquidity is obligated to purchase, the number of ADSs requested by the Company through draw down notices issued the Company (each, a “Draw Down,” and each of such notices, a “Draw Down Notice”), upon acceptance of each draw down by TopLiquidity and provided that the aggregate amount of the Draw Downs does not exceed the Total Commitment and in no event TopLiquidity will hold in excess of 19.9% of the total number of our issued and outstanding shares. The amount of each Draw Down and the number of ADSs pursuant to such Draw Down will be subject to the following adjustments: (i) the number of ADSs to be issued and sold to TopLiquidity pursuant to each Draw Down shall not exceed five hundred percent (500%) of the average daily trading volume for the ten (10) trading days prior to the date of such Draw Down Notice; and (ii) TopLiquidity may, by delivering a written confirmation (“Draw Down Confirmation”) to us acknowledging receipt of a Draw Down Notice before the close of the first trading day following the date of each Draw Down Notice, request to adjust the amount of such Draw Down to a number that is no less than fifty percent (50%) of the amount set forth in such Draw Down Notice and not exceeding two hundred percent (200%) of the amount set forth in such Draw Down Notice. For each Draw Down, subject to preceding adjustments, TopLiquidity shall purchase the number of ADSs, as requested by the Company and accepted by TopLiquidity, at a purchase price based on a per share subscription price equal to ninety percent (90%) of the daily Volume-Weighted Average Price of each trading day during the period of five (5) consecutive trading days starting on date on which TopLiquidity receives the ADSs (the “Draw Down Pricing Period”). No fractional shares will be issued. In any given Draw Down Pricing Period, we may only issue one Draw Down Notice. Delivery of the ADSs will be made from time to time during the term of the SSFA, which runs from December 16, 2024 (the “Effective Date”) until the earlier of (i) the date which falls 12 months following the Effective Date; (ii) completion or, as agreed by the parties hereto in writing, abandonment of the Subscription; and (iii) the date as terminated in accordance with the provisions of the SSFA, and for each Draw Down, before the close of the first trading day following the date of the Draw Down Confirmation, subject to the satisfaction of certain condition.

The ADSs to be issued by the Company to TopLiquidity under the SSFA will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333- 273515). Concurrently with the filing of this current report on Form 6-K, the Company is filing a prospectus supplement (the “Prospectus Supplement”) with the U.S. Securities and Exchange Commission in connection with the offering of the ADSs under the SSFA.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the ADSs of the Company, nor shall there be an offer, solicitation or sale of the shares of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

The foregoing description of the SSFA is qualified in its entirety by reference to the SSFA, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Forward Looking Statements

The information in this Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the amount of draw down that the Company may request from TopLiquidity, if any, and the amount of ADSs the Company may issue to TopLiquidity. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to NaaS' goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China's EV charging industry and EV charging service industry and NaaS' future business development; demand for and market acceptance of NaaS' products and services; NaaS' ability to protect and enforce its intellectual property rights; NaaS' ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS' operation, fluctuations of the RMB exchange rate, and NaaS' ability to obtain adequate financing for its planned capital expenditure requirements; NaaS' relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS' filings with the SEC. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Incorporation by Reference

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Subscription Facility Agreement by and between the Registrant and TOPLIQUIDITY MANAGEMENT LIMITED dated as of December 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: December 16, 2024